UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SINOVAC BIOTECH LTD.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

P8696W104
(CUSIP Number)

1Globe Capital LLC
One International Place, Suite #4420
Boston, MA 02110
(781) 278-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. P8696W104
1.	Names of Reporting Persons 1Globe Capital LLC 80-0841812
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,353,092
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,353,092
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,353,092
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.3%[1]
14.	Type of Reporting Person (See Instructions) OO

1
Based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 11, 2018. For reasons described under Item 4 below, the shares outstanding does not include 11,800,000 common shares of the Issuer issued to Vivo Capital, LLC and Prime Success, L.P. (the “New Investors”), pursuant to a securities purchase agreement dated July 2, 2018 as disclosed in the Issuer’s Form 6-K on July 3, 2018.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by 1Globe Capital LLC (the “Reporting Person”) relating to the common shares, par value $0.001 per share (the “Common Shares”) of Sinovac Biotech Ltd. (the “Issuer”), a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the Statement on Schedule 13D (as amended, the “Original Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2017 and amended on March 23, 2018 by the Reporting Person. Only those items in the Original Statement amended by this Amendment are reported herein.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

The Reporting Person plans to continue to defend its position that the shareholders of Sinovac Biotech Ltd. (the “Issuer”) who voted against the re-election of Weidong Yin, Kenneth Lee, Meng Mei and Simon Anderson (the “Disputed Directors”) as directors of the Issuer at the annual meeting held on February 6, 2018 (the “2018 AGM”) did not trigger the Rights Agreement dated March 28, 2016 (as amended, the “Rights Agreement”, also known as the “Poison Pill”), despite the Issuer’s recent press release dated February 22, 2019 indicating that the Disputed Directors had concluded otherwise. The Reporting Person plans to continue to contest through appeal and other legal channels the validity of the election of the Disputed Directors as directors of the Issuer at the 2018 AGM and consequentially the validity of corporate actions taken by the Disputed Directors thereafter.

In a court order dated March 6, 2019, the Honorable J. Travis Laster of the Delaware Court of Chancery ordered the Issuer to maintain the “status quo” under the Rights Agreement by not effecting or causing an exchange of any of the rights issued under the Rights Agreement until final disposition of the litigation in Delaware between the Issuer, on the one hand, and the Reporting Person and certain other shareholders of the Issuer (together with the Reporting Person, the “Defendant Shareholders”), on the other hand. In addition, on March 7, 2019, after an initial hearing on the Reporting Person’s pending application for injunction relief, the Eastern Caribbean Supreme Court (in the Court of Appeal) also ordered the Issuer to give an undertaking in broad terms, including not taking any steps to operate the Rights Agreement in any way that affects the Reporting Person’s shareholding or affects any of the Reporting Person’s rights as shareholder or reduces the proportion of the Reporting Person’s shareholding in the Issuer.

The Rights Agreement was adopted by the board of directors of the Issuer controlled by the Disputed Directors (the “Disputed Board”) on March 26, 2016 to entrench themselves after the buyout group affiliated with the Disputed Directors (the “Management Buyout Group”) proposed to take the Issuer private given an anticipated higher valuation of the Issuer in China’s markets. The Reporting Person, a major shareholder which was invited to roll over its shares with the Management Buyout Group in such proposed privatization, requested that the Disputed Board run a fair and transparent sale process with consideration of the minority shareholders. The Disputed Board nevertheless approved the Management Buyout Group’s offer of $7.00 per share and rejected a competing offer of $8.00 per share.  At the 2018 AGM, over 90% of the shareholders in attendance in person or by proxy, including the Reporting Person, voted against the re-election of Weidong Yin, Kenneth Lee, Meng Mei and Simon Anderson as directors of the Issuer and for a new slate of directors nominated by OrbiMed Advisors LLC. The newly elected board subsequently removed Weidong Yin as its CEO for a convicted bribery charge and Nan Wang as its CFO for breach of fiduciary duties (the “Former Management”).

Since the 2018 AGM, the Disputed Board has refused to transfer management control to the elected new board and has brought multiple frivolous lawsuits using Issuer’s resources to retaliate against all shareholders who voted against the re-election of the Disputed Directors, including the pending litigation against the Defendant Shareholders in the Delaware Court of Chancery (the “Pending Delaware Case”) which seeks to determine whether the Defendant Shareholders who voted against the Disputed Directors had triggered the Rights Agreement. The Reporting Person, together with other Defendant Shareholders, continues to defend against these litigations.

The Disputed Directors and Former Management have taken a series of further actions to entrench themselves since the 2018 AGM, including issuing 11,800,000 common shares to two members of the Management Buyout Group, Vivo Capital, LLC and Prime Success, L.P., on July 2, 2018 for consideration payable in promissory notes at a discounted price compared to an existing cash offer price by PKV-Sinobioway (“PKV”).

Mr. Shan Fu, a partner at Vivo Capital, purportedly joined the Disputed Board in conjunction with such private placement (the “Disputed PIPE”).

On February 18, 2019, the Disputed Board purportedly determined that the Reporting Person and all other shareholders that voted against the Disputed Directors at the 2018 AGM (representing about 50% of all shares outstanding) constituted “Acquiring Persons” and therefore triggered the Poison Pill. The Disputed Board did not establish a legitimate basis for such determination or explain why it made such determination over a year after the purported trigger event had occurred without waiting for the result of the Pending Delaware Case which the Issuer initiated.  The intent of the Disputed Board and Former Management is to greatly dilute all shareholders who voted against their re-election through the Poison Pill and to gain control of more than 50% of the Issuer shares in order to remove any resistance to their goal of acquiring the Issuer at a discount.

The Reporting Person believes that the Disputed Board was legally removed by shareholders at the 2018 AGM. The Reporting Person further believe that, as described above, the Disputed Board has taken a series of self-serving actions to further entrench themselves and to advance their ultimate goal of taking away our shares at a discount. The Reporting Person plans to contest through all legal channels the validity of the election of the Disputed Directors as directors of the Issuer at the 2018 AGM, to take such other steps as it may determine appropriate in order to seek their removal, and to help seat the new board elected at 2018 AGM or any new board that may be duly elected by lawful shareholders of the Issuer in the future.

The Reporting Person is currently challenging the validity of the shares granted or issued after the 2018 AGM, including 2,000,000 restricted shares granted to certain members of the Disputed Board and Former Management on March 7, 2018, and 11,800,000 common shares of the Issuer issued in the Disputed PIPE. The Reporting Person maintains that the Disputed Directors were not elected at the 2018 AGM, and therefore had no authority to act on behalf of the Issuer in entering into any agreement in respect of the issuance of equity awards or new shares of the Issuer after the 2018 AGM.  Therefore, the Reporting Person does not believe that any of the shares issued in the Disputed PIPE or any of the restricted shares issued to insiders after the 2018 AGM are validly issued or outstanding.

The Reporting Person intends to review its investment in the Issuer’s Common Shares on a continuing basis. Depending on various factors including, without limitation, the Reporting Person’s financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Shares, selling some or all of its Common Shares, or changing its intention with respect to any and all matters set forth in subparagraphs (a) - (h) of this Item 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 19, 2019

1Globe Capital LLC

By:      /s/ Linda Li
Name: Linda Li
Title: Managing Director